





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65829

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Oak Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1007 Johnnie Dodds Blvd. - Suite 104
(No. and Street)

Mount Pleasant (City) South Carolina (State) 29464 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan Liebergall - 843-310-3245
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK LLC
(Name – *if individual, state last, first, middle name*)

333 West Wacker Drive - 6th Fl. (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Global Oak Capital Markets LLC
**Financial Statement and Report of Independent
Registered Public Accounting Firm
Pursuant to Rule 17a-5 under the Securities Exchange
Act of 1934
December 31, 2020**

OATH OR AFFIRMATION

I, Jonathan Liebergall _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying *financial statement and supporting schedules* pertaining to the firm of Global Oak Capital Markets LLC _____, as of December 31 _____, 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

Chief Executive Officer
Title



_____
Notary Public

DARREN W. SPERRY
Notary Public - State of South Carolina
My Commission Expires September 30, 2029

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management
of Global Oak Capital Markets, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition Global Oak Capital Markets, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2016.

Chicago, Illinois
February 24, 2021

FGMK, LLC   333 W. Wacker Drive, 6th Floor   2801 Lakeside Drive, 3rd Floor
fgmk.com   Chicago, IL 60606   Bannockburn, IL 60015
                             312.818.4300   847.374.0400

GLOBAL OAK CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

Assets

Cash	$	192,726
Total Assets	$	192,726

Liabilities and Members' Equity

Accounts payable and other accrued expenses	$	9,986
Liabilities Subordinated to the Claims of General Creditors		60,000
Total Liabilities		69,986
Members' Equity		122,740
Total Liabilities and Members' Equity	$	192,726

The accompanying notes are an integral part of this financial statement.

GLOBAL OAK CAPITAL MARKETS LLC
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2020

1. Nature of Business

Global Oak Capital Markets LLC, (the "Company"), a Limited Liability Company, is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in the following types of business: broker retailing corporate equities, broker retailing corporate debt and private placement of securities. The Company is also permitted to be an underwriter or selling group participant and has a minimum net capital of $100,000.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule.

2. Summary of Significant Accounting Policies

The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

Management Estimates and Assumptions
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty: accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Revenue Recognition
Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers is a comprehensive revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services.

The Company recognizes revenue under ASC 606. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

See Report of Independent Registered Public Accounting Firm.

Significant Judgments

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Advisory fees: Advisory fees are due in accordance with the terms of the executed agreement and are typically recorded upon execution of a signed agreement. Performance obligations in these arrangements vary depending on the contract, but are typically satisfied at a point in time under the arrangement.

Underwriting fees: Underwriting fees are due in accordance with the terms of the executed agreement arising from securities offerings in which the company acts as a participating underwriter. Fees are recognized as revenue when the performance obligation is satisfied at a point in time, generally when the respective closing of the offering has occurred.

Underwriting expenses include closing costs and other expenses incurred by the Company associated with underwriting transactions. These costs consist primarily of bond counsel fees, bond issuance expense, ratings service fees and other clearing fees. They are recognized in expense at the time the related underwriting revenues are recognized.

Other Commissions: Other commissions are due in accordance with the terms of the executed agreement and are typically recorded upon receipt of payment from customer. Commissions are recognized as revenue when the obligation is satisfied at a point in time, generally when the payment is received.

Cash

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Accounts Receivable and Allowances for Uncollectible Accounts

Accounts receivable are reported net of any estimated allowances for uncollectible accounts and contractual adjustments. All receivables are uncollateralized. To provide for receivables that could become uncollectible in the future, the Company may establish an allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for uncollectable accounts is based upon management's assessment of historical and

expected net collections, business and economic conditions, and other collection indicators. There were no outstanding accounts receivable as of December 31, 2020.

Related Parties
The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Income Taxes
The Company is a limited liability company taxed as a partnership for federal and state income tax purposes. As such, it does not pay taxes. Members are taxed individually on their share of Company earnings for federal and for state income tax purposes.

Leases
The Company recognized and measured its leases in accordance with FASB ASC 842, Leases. The Company has elected, for all underlying classes of assets, to not recognize right of use assets and lease liabilities for short-term leases of less than 12 months at lease commencement, which do not include an option to renew or purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost assigned with our short-term leases on a straight line basis over the lease term.

Subsequent Events
The Company has evaluated and noted no events or transactions that have occurred after December 31, 2020 through the date that the financial statement was issued, that would require recognition or disclosure in the financial statement.

3. **Financial Instruments with Off-Balance Sheet Risk and Contingencies**

    The Company may engage in various corporate financing and investment banking activities in which counterparties primarily include broker-dealer, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

    The risk of credit default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

    The Company's financial instruments, including cash, accounts payable and other accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments.

    Due to the nature of the industry, revenue is typically non-recurring. The ongoing operation of the Company is economically dependent on its ability to enter into contracts with new customers.

4.   **Liabilities Subordinated to the Claims of General Creditors**

Liabilities subordinated to the claims of general creditors include a subordinated loan of $60,000 from a member and is available in computing net capital under the SEC's Uniform Net Capital Rule. The subordinated loan was approved by FINRA and carries an interest rate of 7%. The subordinated loan is repayable on October 5, 2021. Any repayment prior to this maturity date requires FINRA approval.

5.   **Capital Requirements**

As a registered broker-dealer, Global Oak Capital Markets LLC is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company follows the alternative method of computing net capital under Rule 15c3-1 which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $100,000 and requires that the ratio of aggregate indebtedness to net capital, as defined shall not exceed 1500%. At December 31, 2020, net capital of $182,740 exceeded the required net capital minimum of $100,000 by $82,740. Aggregated indebtedness to net capital was .05 to 1 for 2020.